

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

Via E-mail
Peder Møller Andersen
Acting Chief Executive Officer
Forward Pharma A/S
Óstergade 24A, 1
1100 Copenhagen K, Denmark

Re: Forward Pharma A/S
Amendment No. 1 to Registration Statement on Form F-1
Filed September 12, 2014
File No. 333-198013

Dear Mr. Andersen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement again and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 59

1. Please revise the presentation of this table to remove cash and cash equivalents, or alternatively clearly indicate that it is not a component of capitalization by adding an underline or double underline under the amounts as well as a blank line.

2. Please tell us how you plan to account for the additional bonus share issuance to your Class B shareholders to compensate them for differences in distribution preferences as disclosed in the final bullet on page 100 and reference for us the authoritative literature you rely upon to support your anticipated accounting. In addition, please tell us why you do not appear to identify this issuance as a transaction reflected in your pro forma capitalization table.

Notes to Consolidated Financial Statements
Note 1.1 Accounting Policies
Basis of preparation, page F-8

3. We acknowledge your response to our previous comment 1 and your revised disclosure. As indicated in that comment, we believe that reconciliations under paragraph 24 of IFRS 1 are required and therefore believe that a specific statement to the contrary is inappropriate. As a result, please remove the last sentence in the third paragraph under this heading that begins "However, no reconciliation…," otherwise please provide the complete tabular reconciliations required by paragraphs 24 of IFRS 1.

Classification of Operating Expenses in the Income Statement, page F-11

4. We acknowledge your response to our previous comment 4. Please revise your policy disclosures for both Research and developments costs and General and administrative costs that makes a clear delineation that the costs related to the development and registration of your intellectual property rights that reside in any patent office or similar authority as part of its research and development costs while treating the costs incurred to enforce your intellectual property rights in the courts as general and administrative costs, as noted in your prior response dated August 8, 2014 to our prior comment 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: Kristopher D. Brown
        Wayne J. Rapozo
        Dechert LLP
        1095 Avenue of the Americas
        New York, NY 10036